Exhibit 12

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

	2000	2001	2002	2003	2004	Nine Months Ended Septaember 30, 2005

Earnings
Pre-tax income*	$59,230	$54,271	$29,705	$55,987	$72,779	$78,764
Fixed charges	8,363	4,058	4,068	8,379	11,067	14,759

Total earnings	$67,593	$58,329	$33,773	$64,366	$83,846	$93,523

Fixed charges
Interest expense**	$7,926	$3,596	$3,125	$7,352	$9,679	13,496
Rental interest factor	437	462	943	1,027	1,388	1,263

Total fixed charges	$8,363	$4,058	$4,068	$8,379	$11,067	$14,759

Ratio of earnings to fixed charges	8.1x	14.4x	8.3x	7.7x	7.6x	6.3x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.